UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-52537

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GT Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

12130 Millennium Drive - Suite 300
(No. and Street)

Los Angeles (City) CA (State) 90094 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Turo (Name) 310-846-5004 (Area Code – Telephone Number) jay.turo@gtsecurities.net (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP
(Name – if individual, state last, first, and middle name)

A-94/8, Wazirpur Industrial Area, Main Ring Road (Address) New Delhi (City) India (State) 110052 (Zip Code)

02/10/2009 (Date of Registration with PCAOB)(if applicable) 3223 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Turo, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GT Securities, Inc., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: James Turo

Title:
Managing Director

Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other:

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

See attached certificate

CALIFORNIA JURAT GOVERNMENT CODE § 8202

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles

DARRYL J. TUREAUD
Notary Public - California
Los Angeles County
Commission # 2285100
My Comm. Expires Apr 13, 2023

Place Notary Seal and/or Stamp Above

Subscribed and sworn to (or affirmed) before me on this 21 day of February, 2023, by

(1) James Turo

(and (2) —),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature Darryl J Tureaud
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: US SEC ANN REPORT FORM X-17A-5

Document Date: 2/21/23 Number of Pages: —

Signer(s) Other Than Named Above: —

GT Securities, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2022

Contents

GT Securities, Inc.

Independent Auditor's Opinion

For the Year-ended December 31, 2022

Mercurius & Associates LLP
(formerly known as AJSH & Co LLP)
LLPIN : AAG-1471

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi – 110052
+91 11 45596689
www.masllp.com
info@masllp.com

Report of the Independent Registered Public Accounting Firm

To the Members of G.T. Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of G.T. Securities, Inc. (the "Company") as of December 31, 2022 and the related statements of operations, changes in member's equity and cash flows for the year ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP

Mercurius & Associates LLP
(*Formerly known as* AJSH & Co LLP)

We have served as the G.T. Securities, Inc's Auditor since 2019.

New Delhi, India
March 01, 2023

GT Securities, Inc.

Financial Statements

For the Year-ended December 31, 2022

GT Securities, Inc.
Statement of Financial Condition
As of December 31, 2022

ASSETS	
Current Assets	
Cash and Cash Equivalents	$ 97,581
Accounts Receivable	$ 30,000
Other Current Assets	
Investment	$ 2,792,450
Advances and loans	$ 141,496
Other Current assets	$ 5,830
Total Other Current Assets	**$ 2,939,776**
Total Current Assets	**$ 3,067,357**
TOTAL ASSETS	**$ 3,067,357**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Loan Payable	$ 516,144
Total Long-Term Liabilities	**$ 516,144**
Current Liabilities	
Accounts Payable	3,967
Total Current Liabilities	**$ 3,967**
Total Liabilities	**$ 520,111**
Equity	
Retained Earnings	$ 2,694,551
Capital Stock	$ 20,000
Additional Paid-In Capital	$ 2,000
Total Income	$ (169,305)
Total Equity	**$ 2,547,246**
TOTAL LIABILITIES AND EQUITY	**$ 3,067,357**

The accompanying notes are an integral part of these financial statements.

GT Securities, Inc.
Statement of Operations
For the year ended December 31, 2022

Revenue	
Consulting Income	$ 18,777,880
Affiliate Fees	$ 423,053
Reimbursed Expenses	$ 67,326
Other Income	$ 277,198
Total Revenue	**$ 19,545,457**
Expenses	
Dues and Subscriptions	$ 126,896
Insurance	$ 57,049
Loan Interest	$ 20,746
Licenses and Permits	$ 58,866
Professional Fees	$ 26,169
Marketing	$ 362,397
Taxes	$ 19,543
Affiliates Fees	$ 17,156,390
Allowance for Accounts Receivables	$ 963,585
Other General & Administrative Expense	$ 38,373
Total Expenses	**$ 18,830,014**
Net Operating Income	**$ 715,443**
Net Income	**$ 715,443**
Other Comprehensive Income	
Unrealized Gains / Losses	$ (884,748)
Total Income	**$ (169,305)**

The accompanying notes are an integral part of these financial statements.

GT Securities, Inc.
Statement of Cash Flows
For the year ended December 31, 2022

Cash Flows from Operating Activities	
Net Income	**$ (169,305)**
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized Gains / Losses	$ 884,748
Working Capital Adjustments:	
Decrease in Accounts receivable	$ 329,227
Decrease in Other current asset	$ 15,191
Increase in Accounts Payable	$ 3,967
Increase in Accrued Interest	$ 20,746
Total adjustment to reconcile Net income to Net cash provided by operating activities	**$ 369,131**
Net cash provided by operating activities	**$ 1,084,574**
Cash flows from Investing Activities	
Loans and Advances	$ (141,496)
Vanguard Investment Account	$ (1,677,198)
Net cash provided by investing activities	**$ (1,818,694)**
Cash flows from Financing Activities	
Loan Payable	$ 367,500
Interest on Loan	$ (2,502)
Net cash provided by financing activities	**$ 364,998**
Net decrease in cash for the period	**$ (369,122)**
Cash at beginning of the period	**$ 466,703**
Cash at the end of period	**$ 97,581**

The accompanying notes are an integral part of these financial statements.

GT Securities, Inc.
Statement of Changes in stockholders' equity,
As of and For the Year-Ended December 31, 2022

	Common Stock	Paid-in Capital	Retained Earnings	Unrealized Loss	Total Stockholder's Equity
Balance at 12/31/21	$ 2,000	$ 20,000	$ 2,694,551	$ -	$ 2,716,551
Total Net Income	$ -	$ -	$ 715,443	$ (884,748)	$ (169,305)
Balance at 12/31/22	$ 2,000	$ 20,000	$ 3,409,994	$ (884,748)	$ 2,547,246

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Growthink Securities, Inc. is a California Corporation incorporated on December 6, 2001 and changed its name on July 26, 2012, to GT Securities, Inc. (the "Company"). The Company operates as a registered broker/dealer in securities under the provisions of the Securities Exchange Act of 1934. The Company engages in private placements of securities and market research for raising capital. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company does not hold customer funds or securities.

Effective as of January 1, 2009, the two individuals previously owning 100% of the Company transferred ownership to Growthink, Inc., ("Parent") which now owns 100% of the Company. Those individuals own a majority interest with the remaining ownership distributed among other outside shareholders.

The Company is a wholly-owned subsidiary of Growthink, Inc. (the "Parent").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including financial advisory services and investment banking services.

Under its membership agreement with FINRA, the Company does not accept customer funds or securities and does not have possession of any customer funds or securities in connection with our activities. Therefore, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the Company does not need to claim an exemption from SEA Rule 15c3-3 and instead relies upon under the ”Non-Covered Firm” provision..

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from customers are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Advisory and consulting fees are recognized when earned, which generally coincides with the consummation of the underlying transaction.

The Company accounts for its income taxes in accordance with FASS ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result

of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

The operations of the Company are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate basis and the amount of current tax and/or benefit calculated is either remitted to or received from the Parent.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Management evaluated subsequent events through February 28, 2023 the date these financial statements were available to be issued. There were no material subsequent events that required disclosure in these financial statements.

Note 2: INCOME TAXES

As discussed in Note I, the Company is a Wholly-owned subsidiary and is included in the consolidated income tax returns filed by its Parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns.

The Company has not recognized any deferred taxes for the current year since the parent company has also incurred losses and is not likely to recognize tax benefits arising from carry forward of net operating losses of the Company.

Note 3: REIMBURSED EXPENSES

During the course of conducting advisory engagements, the Company may incur out of pocket expenses that are later reimbursed by its clients. Reimbursements are recorded separately.

Note 4: RELATED PARTY TRANSACTIONS

During, the year the company has given loan to the James Turo amounting to $160,000 at the interest rate of 3% pa.

Note 5: LITIGATION

The Company is, as a normal course of its business, infrequently involved in disputes that might expose it to legal expenses and litigation risk. The Company, to the best of its knowledge, currently does not have any matters of this type that could result in a material adverse impact at this time.

Note 6: REVENUE

During the year, the Company has recognized a consulting income of $18,777,880 representing retainer fees and transaction fee earned from its revenue agreements with its clients. Considering the uncertainty regarding the collection of revenue the Company has written off the most doubtful receivables as bad debt of $963,584 at the end of the fiscal year.

Note 6: ACCOUNTS RECEIVABLE

The Company has shown Accounts Receivable net of provision.

Particulars	Amount ($)
Accounts Receivables as on December 31, 2022	$ 727,025
Less:- Allowance for Accounts Receivables	$ 697,025
Total	$ 30,000

Note 7: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2022, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP"). The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2022, various ASUs were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the ASU releases to determine relevance to the Company's operations.

Note 8: NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2018, The Company adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC Topic 606”). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the

contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Revenues from contracts with customers are comprised of consulting fees and reimbursable fees. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the close of a transaction.

Management has determined that the adoption of ASC Topic 606 has had no impact on the Company.

GT Securities, Inc.

Supplementary Information Pursuant to SEA Rule 17a-5

For the Year-ended December 31, 2022

GT Securities, Inc.
Supplementary Computations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2022
Schedule - I

Computation of Net Capital

Total Stockholder's Equity		$ 2,547,246
Non-Allowable Assets		$ 177,325
Haircuts on Securities Positions		
	Securities Haircuts	$ 418,867
	Undue Concentration Charges	$ -
Net Allowable Capital		$ 1,951,052

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 34,674
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$ 5,000
Net Capital Requirement	$ 34,674
Excess Net Capital	$ 1,916,378

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 520,111
Percentage of Aggregate Indebtedness to Net Capital	26.66%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of 12/31/2022	$ 2,547,246
Adjustments	
Increase (Decrease) in Equity	$ -
(Increase) Decrease in Non-Allowable Assets	$ (177,325)
(Increase) Decrease in Securities Haircuts	$ (418,867)
(Increase) Decrease in Undue Concentration Charges	$ -
Net Capital per Audit	$ 1,951,052
Reconciled Difference	$ -

GT Securities, Inc.
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2022

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2022, the Company had net capital of $1,951,052 which was $1,916,378 in excess of its required net capital of $34,674. The Company's ratio of aggregate indebtedness to net capital was 26.66%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not accept customer funds or securities and does not have possession of any customer funds or securities in connection with our activities. Therefore, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the Company does not need to claim an exemption from SEA Rule 15c3-3 and instead relies upon under the "Non-Covered Firm" provision.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer that is a member of SIPC with revenues in excess of $500,000 to file a supplemental report (Agreed Upon Procedures Report) related to the broker-dealers SIPC annual general assessment reconciliation, or if the registered broker-dealer is exempt from SIPC membership an Exclusion from Membership, SIPC Form 3 with appropriate schedules shall be included in this supplemental section below. Broker-dealers that are members of SIPC with revenues that do not exceed $500,000 are not required to file the Agreed Upon Procedures Report in this supplemental section.

GT Securities, Inc.

Supplementary Exemption Report Pursuant to SEA Rule 17a-5

As of and for the Year-Ended December 31, 2022

Independent Public Accountants Review Report on GT Securities, Inc.'s Exemption

GT Securities, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2022

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

GT Securities, Inc.
12130 Millennium Drive - Suite 300
Los Angeles, CA 90094

February 4, 2023

Mr. Ankit Jain
Mercurius & Associates LLP
A-94/8, Wazirpur Industrial Area, Main Ring Road
New Delhi-110052, INDIA

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief GT Securities, Inc.

1. The Company does not accept customer funds or securities and does not have possession of any customer funds or securities in connection with our activities. Therefore, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the Company does not need to claim an exemption from SEA Rule 15c3-3 and instead relies upon under the "Non-Covered Firm" provision.

2. We have no exceptions to report this fiscal year.

Regards,

James Turo

James Turo
President
GT Securities, Inc.

Mercurius & Associates LLP
(formerly known as AJSH & Co LLP)
LLPIN : AAG-1471

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi – 110052
+91 11 45596689
www.masllp.com
info@masllp.com

Report of Independent Registered Public Accounting Firm

To the Member of G.T. Securities, Inc.

We have reviewed G.T. Securities, Inc.'s assertions, included in the accompanying G.T. Securities, Inc.'s Exemption Report, in which:

(1) Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and

(2) Company stated that it is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 because the company limits its business activities exclusively to mergers and acquisitions financial advisory services, and private placements of securities and the Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers 2) did not carry accounts of, or for, customers; and 3) did not carry PAB accounts {as defined in Rule 15c3-3 throughout the most recent fiscal year ended December 31, 2022, without exception.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R.§240.17a-5 throughout the year ended December 31, 2022.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Mercurius & Associates LLP

Mercurius & Associates LLP
(*Formerly known as* AJSH & Co LLP)

New Delhi, India
March 01, 2023

Mercurius & Associates LLP
(formerly known as AJSH & Co LLP)
LLPIN : AAG-1471

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi – 110052
+91 11 45596689
www.masllp.com
info@masllp.com

Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payment

To the Members of G.T. Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act, 1934 and SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2022, which were agreed to by G.T. Securities, Inc. G.T. Securities, Inc. (the "Company"), and SIPC, solely to assist you and SIPC in evaluating the Company compliance with the applicable instructions of Form SIPC-7 for the year ended December 31, 2022. The Company management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards established by the Public Company Accounting Oversight Board (Unites States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement record entries, noting no material differences;
2. Compared the amounts reported on the annual audited report Form X-17A-5 Part III for the year ended December 31,2022, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31,2022, not in no material differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no material differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no material differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no material differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mercurius & Associates LLP

Mercurius & Associates LLP
(*Formerly known as* AJSH & Co LLP)

New Delhi, India
March 01, 2023

GT Securities, Inc.

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2022

SIPC Reconciliation

(Header as per report)

Total revenue					$ 19,268,259
Deductions					13,925,388
SIPC net operating revenues					5,342,871
Amount due per general assessment @ 0.0015					$ 8,014
Form	Filing date	Check number	Filed/paid to	Amount paid	
SIPC 6	07/19/2022	2181	SIPC	$ 4,047	
SIPC 7	02/03/2023	2271	SIPC	$ 3,967	
Total amount paid					$ 8,014
Overpayment (Underpayment)					$ -